

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2014

<u>Via E-mail</u>
Gregory C. Thompson
Chief Financial Officer
Axiall Corporation
Eagle Spinco Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328

>   **Re: Axiall Corporation**
>   **Eagle Spinco Inc.**
>   **Registration Statement on Form S-4**
>   **Filed March 25, 2014**
>   **File No. 333-194802**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2013**
>   **Filed February 28, 2014**
>   **File No. 001-09753**

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>Cautionary Note Regarding Forward-Looking Statements, page ii</u>

1. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Summary Historical Consolidated Financial Information, page 13

2. Please also disclose basic and diluted earnings per share for each period presented.

Expiration Date; Extensions; Termination; Amendments, page 29

3. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

By using the ATOP procedures to exchange the original notes . . .", page 30

4. We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Conditions to the Exchange Offers, page 33

5. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

6. We note that Axiall or Eagle Spinco may determine in its sole discretion whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Legal Opinion, Exhibit 5.2 and 5.5

7. Please explain why counsel in Exhibits 5.2 and 5.5. have provided opinions indicating the notes and guarantees constitute valid and binding obligations when the opinion regarding the legality of the securities is covered by Jones Day in Exhibit 5.1. The opinions provided by Maddin, Hauser, Roth & Heller P.C. and Woodburn and Wedge need to cover the Michigan and Nevada guarantors' valid existence, power to create the guarantee obligation, and required steps to authorize entering into the obligation under the law of the jurisdiction of organization. See Section II(B)(1)(e) of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Form 10-K for Fiscal Year Ended December 31, 2013

General

8. Where a comment below requests additional disclosures or other revisions, please provide us with your proposed disclosure revisions as part of your response. These revisions are expected to be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Aromatics Business Overview, page 41

9. We note from your segment disclosures, your sales of cumene products decreased approximately $200 million in fiscal year 2013. Your disclosure indicates that the sales decrease was attributable to "lower domestic contract sales volume". Please expand your disclosure to provide a more insightful discussion and analysis of the key drivers underlying your lower domestic contract sales volume for this product line. The reasons for the decline in sales are not clear and it is also unclear whether or not this product line is experiencing a declining sales trend. Given the significant decrease in sales, it would be helpful if you provided investors with more insightful and indicative information for this component of your business. This comment also applies to your discussion on page 46 pertaining to this business.

Results of Operations, page 42

10. We note your risk factor on page 28 related to fluctuations in foreign currency exchange and its effect on your financial results reported in U.S. dollar terms. Please more fully expand your discussion of each component of your results of operations for each period presented to appropriately address the impact of foreign currencies on your reported results from period to period.

Liquidity and Capital Resources, page 49

11. For each class of debt, please ensure that you clearly disclose whether you were in compliance with the covenants as of the reporting date.

Item 8. Financial Statements and Supplementary Data, page 73

Note 1. Summary of Significant Accounting Policies and Nature of Business, page 79

Property, Plant and Equipment, page 80

12. The range of useful lives for your machinery, plant and equipment of two to twenty-five

years is very broad. Please consider breaking the machinery, plant and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please also consider separately discussing the types of assets that fall in each part of the range.

Note 2. Merger with the PPG Chemicals Business, page 84

13. ASC 805-10-50-2(h)(1) requires disclosure of the amounts of revenues and earnings of an acquired entity since the acquisition date that are included in the statement of operations. You disclose on page 86 that disclosure of revenues and earnings of the Merged Business since January 28, 2013 on a stand-alone basis is not practicable as the Merged Business is not being operated as a stand-alone business. Please reconcile this disclosure with your disclosure on page 132 which states the Merged Business constituted $1.6 billion of total net sales in your statement of operations for the year ended December 31, 2013.

Note 6. Goodwill, Other Intangible Assets and Restructuring, page 89

Restructuring, page 91

14. In September 2013, you initiated a restructuring plan in your building products segment consisting of various cost saving initiatives. As such, please enhance your disclosure to disclose the total amount of restructuring charges expected to be incurred for each major type of cost as required by FASB ASC 420-10-50-1. Please also include a reconciliation of the beginning and ending liability balances and state which line item(s) in the statement of operations in which the costs are aggregated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        Mark Hanson, Esq.